UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

SCHEDULE 14D-9

Solicitation/Recommendation Statement under

Section 14(d)(4) of the Securities Exchange Act of 1934

AMENDMENT NO. 11

SALIX PHARMACEUTICALS, LTD.

(Name of Subject Company)

SALIX PHARMACEUTICALS, LTD.

(Name of Person Filing Statement)

Common Stock, Par Value $0.001 Per Share

(Title of Class of Securities)

795435106

(CUSIP Number of Common Stock)

Robert P. Ruscher

Executive Chairman

Salix Pharmaceuticals, Ltd.

8540 Colonnade Center Drive, Suite 501

Raleigh, North Carolina 27615

(919) 862-1000

(Name, address and telephone number of person authorized to receive notice and communications on behalf of the person filing statement)

Copy to:

Donald R. Reynolds, Esq.

Alexander M. Donaldson, Esq.

Wyrick Robbins Yates & Ponton LLP

4101 Lake Boone Trail, Suite 300

Raleigh, North Carolina 27607

(919) 781-4000

☐ Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

This Amendment No. 11 amends and supplements the Solicitation/Recommendation Statement on Schedule 14D-9 initially filed with the Securities and Exchange Commission (the “SEC”) on April 23, 2003 (as subsequently amended, the “Schedule 14D-9”), by Salix Pharmaceuticals, Ltd., a Delaware corporation (“Salix”), relating to the tender offer made by Saule Holdings Inc. (“Saule Holdings”), a wholly owned subsidiary of Axcan Pharma Inc. (“Axcan”), as set forth in a Tender Offer Statement filed by Axcan on Schedule TO, dated April 10, 2003 (as subsequently amended, the “Schedule TO”), to pay $10.50 net to the seller in cash, without interest thereon, for each share of common stock, par value $0.001 per share, of Salix (the “Common Stock”), together with associated rights to purchase Series A Junior Participating Preferred Stock, par value $0.001 per share (the “Rights”, and together with the Common Stock, the “Shares”), upon the terms and subject to the conditions set forth in the Schedule TO. Unless otherwise indicated, all capitalized terms used but not defined herein shall have the meanings ascribed to them in the Schedule 14D-9.

Item 4. The Solicitation or Recommendation.

Item 4(b) is amended by adding the following after the last paragraph on page 9 under the heading “Axcan Hostile Offer”:

“On June 10, 2003, Institutional Shareholder Services (“ISS”) recommended that Salix stockholders vote FOR the slate of Board of Director nominees proposed by Salix in its proxy statement for the upcoming 2003 annual meeting of stockholders, and to NOT VOTE the slate proposed by Axcan. ISS also recommended that Salix stockholders vote AGAINST Axcan’s proposed bylaw resolution.”

Item 8. Additional Information.

(a)	Legal Matters

Item 8(a) is amended by adding after the paragraph entitled “Axcan Pharma Inc. and Saule Holdings Inc. v. Salix Pharmaceuticals, Ltd., C. A. No. 20247, United States District Court for the District of Delaware, filed April 10, 2003” on pages 13-14 the following paragraphs:

On June 9, 2003, Axcan and Saule Holdings filed a Second Amended Complaint in the United States District Court for the District of Delaware in its action against Salix seeking, among other things, a declaratory judgment that Axcan and Saule have disclosed all information required by, and are otherwise in full compliance with, the Exchange Act and any other federal securities laws, rules or regulations deemed applicable to any purchases of Salix’s securities by Axcan or Saule Holdings, and enjoining Salix from making any false or misleading statements with respect to the Offer.

On June 9, 2003, Axcan filed a Motion for Temporary Restraining Order in the United States District Court for the District of Delaware in its action against Salix, seeking a temporary restraining order requiring that Salix correct its proxy and tender offer materials to disclose the nature and extent of Salix’s relationship with the financial analysts quoted in Salix’s materials.

On June 9, 2003, Axcan filed a Motion for Expedited Discovery in the United States District Court for the District of Delaware in its action against Salix, seeking an order permitting limited expedited discovery to collect information to present a further motion for a temporary restraining order for remedial relief prior to Salix’s annual meeting.

Item 9. Exhibits.

Item 9 is amended by adding the following exhibits:

Exhibit No.

Exhibit 22.	Press Release issued by the Company dated June 10, 2003 regarding Institutional Shareholder Services. **

Exhibit 23.	Second Amended Complaint filed in the United States District Court for the District of Delaware (incorporated by reference to Exhibit 99(a)(1)(Q) to Schedule TO/A (Amendment No. 11) filed June 9, 2003).

Exhibit 24.	Motion for Temporary Restraining Order filed in the United States District Court for the District of Delaware (incorporated by reference to Exhibit 99(a)(1)(R) to Schedule TO/A (Amendment No. 11) filed June 9, 2003).

Exhibit 25.	Motion for Expedited Discovery filed in the United States District Court for the District of Delaware (incorporated by reference to Exhibit 99(a)(1)(S) to Schedule TO/A (Amendment No. 11) filed June 9, 2003).

** Filed herewith.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

SALIX PHARMACEUTICALS, LTD.

By:	/s/ ROBERT P. RUSCHER
Robert P. Ruscher Executive Chairman

Dated: June 10, 2003